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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                             DELTA AIR LINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   247361108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                August 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1 (b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  247361108
-------------------------------------------------------------------------
   1. Names of Reporting Persons. Brandes Investment Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
                                                            33-0704072
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person                                      14,673,108
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) IA, CO
-------------------------------------------------------------------------

CUSIP No.  247361108
-------------------------------------------------------------------------
   1. Names of Reporting Persons. Brandes Investment Partners, Inc. I.R.S. Identification Nos. of above persons (entities only).
                                                            33-0090873
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   California
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                         14,673,108 shares are deemed
                                         to be beneficially owned by
                                         Brandes Investment Partners,
                                         Inc., as a control person of
                                         the investment adviser.
                                         Brandes Investment Partners,
                                         Inc. disclaims any direct
                                         ownership of the shares
                                         reported in this Schedule 13G,
                                         except for an amount that is
                                         substantially less than one
                                         per cent of the number of
                                         shares reported herein.

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) CO, OO (Control Person
-------------------------------------------------------------------------

CUSIP No.  247361108
-------------------------------------------------------------------------
   1. Names of Reporting Persons. Brandes Worldwide Holdings, L.P. I.R.S. Identification Nos. of above persons (entities only).
                                                            33-0090873
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                         14,673,108 shares are deemed
                                         to be beneficially owned by
                                         Brandes Worldwide Holdings,
                                         L.P., as a control person of
                                         the investment adviser.
                                         Brandes Worldwide Holdings,
                                         L.P. disclaims any direct
                                         ownership of the shares
                                         reported in this Schedule 13G.

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) PN, OO (Control Person
-------------------------------------------------------------------------

CUSIP No.  247361108
-------------------------------------------------------------------------
   1.  Names of Reporting Persons.  Charles H. Brandes
       I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   USA
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                         14,673,108 shares are deemed
                                         to be beneficially owned by
                                         Charles H. Brandes, a control
                                         person of the investment
                                         adviser. Mr. Brandes disclaims
                                         any direct ownership of the
                                         shares reported in this
                                         Schedule 13G, except for an
                                         amount that is substantially
                                         less than one per cent of the
                                         number of shares reported
                                         herein.

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) IN, OO (Control Person
-------------------------------------------------------------------------

CUSIP No.  247361108
-------------------------------------------------------------------------
   1.  Names of Reporting Persons.  Glenn R. Carlson
       I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   USA
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                         14,673,108 shares are deemed
                                         to be beneficially owned by
                                         Glenn R. Carlson, a control
                                         person of the investment
                                         adviser. Mr. Carlson disclaims
                                         any direct ownership of the
                                         shares reported in this
                                         Schedule 13G, except for an
                                         amount that is substantially
                                         less than one per cent of the
                                         number of shares reported
                                         herein.

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) IN, OO (Control Person
-------------------------------------------------------------------------

CUSIP No.  247361108
-------------------------------------------------------------------------
   1.  Names of Reporting Persons.  Jeffrey A. Busby
       I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) [_]
       (b) [_]
-------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   USA
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Number of            5.  Sole Voting Power
Shares Bene-    ---------------------------------------------------------
ficially owned       6.  Shared Voting Power           11,804,356
by Each         ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power
Person With:    ---------------------------------------------------------
                     8.  Shared Dispositive Power      14,673,108
-------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                         14,673,108 shares are deemed
                                         to be beneficially owned by
                                         Jeffrey A. Busby, a control
                                         person of the investment
                                         adviser. Mr. Busby disclaims
                                         any direct ownership of the
                                         shares reported in this
                                         Schedule 13G, except for an
                                         amount that is substantially
                                         less than one per cent of the
                                         number of shares reported
                                         herein.

   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                             [_]
   11.  Percent of Class Represented by Amount in Row (9)     11.7%
-------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions) IN, OO (Control Person
-------------------------------------------------------------------------

Item 1(a) Name of Issuer:

          Delta Air Lines, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          Hartsfield Atlanta International Airport, PO Box 20706, Atlanta, GA 30320-6001

Item 2(a) Name of Person Filing:

          (i)   Brandes Investment Partners, LLC
          (ii)  Brandes Investment Partners, Inc.
          (iii) Brandes Worldwide Holdings, L.P.
          (iv)  Charles H. Brandes
          (v)   Glenn R. Carlson
          (v)   Jeffrey A. Busby

Item 2(b) Address of Principal Business office or, if None, Residence:

          (i)   11988 El Camino Real, Suite 500, San Diego, CA 92130
          (ii)  11988 El Camino Real, Suite 500, San Diego, CA 92130
          (iii) 11988 El Camino Real, Suite 500, San Diego, CA 92130
          (iv)  11988 El Camino Real, Suite 500, San Diego, CA 92130
          (v)   11988 El Camino Real, Suite 500, San Diego, CA 92130
          (v)   11988 El Camino Real, Suite 500, San Diego, CA 92130

Item 2(c)Citizenship

          (i)   Delaware
          (ii)  California
          (iii) Delaware
          (iv)  USA
          (v)   USA
          (vi)  USA

Item 2(d) Title of Class Securities:

          Common

Item 2(e) CUSIP Number:

          247361108

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_]   Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).

(b) [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) [_]   An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

(f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).

(g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [X]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

This statement is filed by Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

 Item 4.Ownership:

        (a)  Amount Beneficially Owned: 14,673,108

        (b)  Percent of Class: 11.7%

        (c)  Number of shares as to which the joint filers have:

             (i)  sole power to vote or to direct the
                  vote:                                   0

             (ii) shared power to vote or to direct
                  the vote:                           11,804,356

             (iii)sole power to dispose or to direct the
                  disposition of:                         0

             (iv) shared power to dispose or to direct the
                  disposition of:                     14,673,108

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [_]. N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                 N/A

Item 8.   Identification and Classification of Members of the Group.
                            SEE EXHIBIT A

Item 9.   Notice of Dissolution of Group.
                                 N/A

Item 10.  Certification:

(a) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2004

                                        BRANDES INVESTMENT PARTNERS, LLC

                                    By: /s/ Adelaide Pund
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc., a
                                        Member

                       BRANDES INVESTMENT PARTNERS, INC.


                       By: /s/ Adelaide Pund
                       ---------------------------------------
                       Adelaide Pund as Attorney-In-Fact for
                       Charles H. Brandes, President



                       BRANDES WORLDWIDE HOLDINGS, L.P.


                       By: /s/ Adelaide Pund
                       ---------------------------------------
                       Adelaide Pund as Attorney-In-Fact for
                       Charles H. Brandes, President of
                       Brandes Investment Partners, Inc., its General Partner



                       By: /s/ Adelaide Pund
                       ---------------------------------------
                       Adelaide Pund as Attorney-In-Fact for
                       Charles H. Brandes, Control Person



                       By: /s/ Adelaide Pund
                       ---------------------------------------
                       Adelaide Pund as Attorney-In-Fact for
                       Glenn R. Carlson, Control Person



                       By: /s/ Adelaide Pund
                       ---------------------------------------
                       Adelaide Pund as Attorney-In-Fact for
                       Jeffrey A. Busby, Control Person

EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

              NAME                                              CLASSIFICATION
              ----                                              --------------
Brandes Investment Partners, LLC (the "Investment       Investment adviser registered under
Adviser")                                               Investment Advisers Act of 1940

Brandes Investment Partners, Inc.                       A control person of the Investment Adviser

Brandes Worldwide Holdings, L.P.                        A control person of the Investment Adviser

Charles H. Brandes                                      A control person of the Investment Adviser

Glenn R. Carlson                                        A control person of the Investment Adviser

Jeffrey A. Busby                                        A control person of the Investment Adviser

EXHIBIT B

                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2003

                      BRANDES INVESTMENT PARTNERS, LLC

                      By: /s/ Charles H. Brandes
                          -------------------------------------------
                          Charles H. Brandes, President of
                          Brandes Investment Partners, Inc., a Member


                      BRANDES INVESTMENT PARTNERS, INC.

                      By: /s/ Charles H. Brandes
                         -------------------------------------------
                          Charles H. Brandes, President


                      BRANDES WORLDWIDE HOLDINGS, L.P.

                      By: /s/ Charles H. Brandes
                         -------------------------------------------
                          Charles H. Brandes, President of
                          Brandes Investment Partners, Inc., its General Partner


                      By: /s/ Charles H. Brandes
                         -------------------------------------------
                          Charles H. Brandes, Control Person


                      By: /s/ Glenn R. Carlson
                         -------------------------------------------
                          Glenn R. Carlson, Control Person


                      By: /s/ Jeffrey A. Busby
                         -------------------------------------------
                          Jeffrey A. Busby, Control Person

EXHIBIT C

                       DISCLAIMER OF BENEFICIAL OWNERSHIP


Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                         POWER OF ATTORNEY FOR SCHEDULES
                               13G AND FORMS 13F


I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February, 2004.



                                   /s/ Charles H. Brandes
                                   -----------------------
                                   Charles H. Brandes

EXHIBIT D

                      POWER OF ATTORNEY FOR SCHEDULES 13G


I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February, 2004.



                                   /s/ Glenn R. Carlson
                                   --------------------
                                   Glenn R. Carlson

EXHIBIT D

                      POWER OF ATTORNEY FOR SCHEDULES 13G


I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February, 2004.



                                /s/ Jeffrey A. Busby
                                --------------------
                                Jeffrey A. Busby